Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@caneclark.com

December 6, 2005

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
Mail Stop 7010
100 F. Street NE
Washington, D.C. 20549-7010

ATTENTION: Meagan Caldwell

RE:      Form 10-KSB for the Fiscal Year Ended December 31, 2004
 Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
 Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
 File No. 0-32843

_____________________________________________________________________________

We write on behalf of Davi Skin, Inc. (the “Company”) in response to Staff's letter of October 18, 2005 by Rufus Decker Accounting Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10KSB and Forms 10QSB (the “Comment Letter”). On behalf of the Company, we have attached to this response letter as an exhibit proposed Amended Financials to the Form 10KSB (the “First Amended 10-KSB") and proposed Amended Financials to the Form 10QSB (the “First amended 10QSB”) to represent the changes that will be made and filed when all comments have been satisfied in you review process. The Company has also committed to similarly amend its most recent Form 10QSB for the period ended September 30, 2005 to conform to these changes.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Comment applicable to your overall filing

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exceptions of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

*Licensed Nevada, California, Washington and Hawaii Bars;
^ Nevada, Colorado and District of Columbia Bars
+ Illinois, and Wisconsin State Bars ~Nevada

In response to this comment, the Company acknowledges Staff’s request regarding the presentation of the information.

Report of Independent Registered Public Accounting Firm, page F-1.

2.     We read your response to our comment 7 from our letter dated September 19, 2005. The explanatory paragraph included in your auditors' report does not reference the   restatement related to the classification of cash received from notes payable in your statements of cash flows. As previously requested, please obtain an updated opinion from your auditors that reference all restatements.

In response to this comment, the Company has obtained and provided an updated auditors’ report with the referenced restatement.

Financial Statements

Statement of Stockholders' Equity, page F-4

3.
We reviewed your proposed revised statement of stockholders' equity. The activity and related ending balances presented in your proposed statement of stockholders' equity do not equal the amounts presented in your balance sheet. Please revise accordingly. In addition, it appears as though you have changed the valuation of your prepaid consulting contract from approximately $1.8 million to $0.1 million. Please tell us the facts and circumstances which support this change in valuation.

In response to this comment, the Company has corrected the statement of stockholders’ equity to equal the amounts presented in the balance sheet. In addition, as noted in our response to comment 12 in our letter dated October 4, 2005, the Company reviewed its valuation and the timing of the stock grant and in conjunction with its auditors determined that the valuation of the stock grants for the consulting services should have actually been 50 cents per share (rather than $3.00 or greater) based on the stock sales made at the time, the almost complete lack of trading volume in the market at the time the consulting agreements were negotiated, the price of option grants to these same consultants and the restrictive nature of the stock granted. Thus, the Company revised its entries throughout, including the balance sheet as well as Note 6 to reflect this valuation consistently. The Company has also included a more detailed discussion of the respective issuance prices of each of the transactions discussed in its footnotes.

4.
Your response to our comment 12 from our letter dated August 18, 2005 and your revised disclosure in note 7 to your financial statements indicates that you issued 435,000 options to non-employee outside consultants. Please tell us how you have reflected the fair value, which you deemed to be approximately $1.1 million in your financial statements.

2

In response to this comment, the Company advises that the fair value of the options was recorded as follows:

DR Legal Fees Expense                       751,948
DR Consulting Fees Expense    329,144
CR Additional Paid in Capital             1,081,092

Notes to Financial Statements

5.
We reviewed your proposed revision to your statements of cash flows regarding cash received from notes payable. Your proposed notes to your financial statements regarding your restatements do not include a discussion regarding this restatement. Please revise Note 8 to your financial statements to present information for all restatements. Please ensure that each restatement is separately discussed in your disclosure. Similarly, please revise your Forms 10-QSB to include this information as well.

In response to this comment, the Company has added the requested discussion regarding the restatements separately in the 10K and 10Qs.

Description of Business, History and Summary of Significant Policies, page F-6

History, page F-6

6.
Your disclosure states you accounted for the transaction between MW Medical, Inc. and Davi Skin, Inc. as a quasi-reorganization or reverse merger. This transaction appears to be a recapitalization rather than a quasi-reorganization or reverse merger. Please revise your disclosure accordingly here and in your subsequent filings on Form 10-QSB.

In response to this comment, the Company concurs that the transaction was a recapitalization, rather than a quasi-reorganization, and has replaced the reference to a quasi-reorganization with the term “recapitalization.”

Stock-based compensation page F-8

7.
Your response to our comment 13 indicates that you have updated your disclosures to include the information pursuant to paragraphs 46 through 48 of SFAS 123 as amended by SFAS 148. However, your response does not include what this disclosure will look like in your future filings, as previously requested, please show us how you intend to present this disclosure in your future filings.

In response to this comment, the Company has added additional disclosure relating specifically to paragraphs 46 through 48 of SFAS 123 as amended by SFAS 148. Additionally, the Company anticipates that our disclosures related to this issue will be presented in future filings in a similar manner to how it is presented in Note 1“Stock-based compensation”.

3

Form. 10-OSB for the Fiscal Quarter Ended June 30, 2005

Comments applicable to your overall filing

8.	Please address the comments above in your interim Forms 10-QSB as well.

In response to this comment, the Company has also addressed the previous comments where applicable in its prior and current 10QSB filings and has provided a redlined version of the 6-30-05 10QSB for your review.

Financial Statements

Statement of Stockholders’ Equity, page F-4

9.
We read your responses to our comments 16 and 17 from our letter dated September 19, 2005. Based on your response and revised disclosures-it is still unclear to us how you have reflected the two offerings in which you sold units consisting of two shares of your common stock and one warrant to purchase your common stock for $6.00 per unit. Please tell us what consideration you gave to the $5.25 market price of your stock on the date of offering and the $4.50 exercise price of each warrant in allocating the proceeds for each $6.00 unit. Supplementally, please provide us with your statement of stockholders' equity for the period from December 31, 2004 to June 30, 2005. Please also include in your response any additional information that may be helpful to-us in understanding how you valued and allocated each component of the units sold.

In response to this comment, the Company has supplementally provided the statement of stockholders’ equity for the period requested and has added footnote no. 5 to the financial statements for the quarters ended March 31 and June 30, 2005 that provides the requested information. These transactions are reflected as an increase in cash, common stock and paid-in-capital, and also discussed in the footnotes. The financial statements for the quarter ended September 30, 2005 will provide similar disclosures.

10.
Your response to our comment 18 from our letter dated September 19, 2005 does not include what this disclosure will look like in your future filings. As previously requested, please show us how you intend to present in your future filings a note to the financial statements, which discusses your common stock issuances as presented in your statement of stockholders' equity and the activity you have included in Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

In response to this comment, the Company has provided additional disclosure to show how it intends to present such a future note.

Form 8-K

11.	We read your response to our comment 20 from our letter dated September 19, 2005. An Item 4.02 Form 8-K should be filed within four business days of the triggering event. As

4

previously requested, please file an Item 4.02 Form 8-K referencing each restatement item, for which you have concluded a restatement is required. Refer to general instruction B(1) of Form 8-K.

In response to this comment, the Company confirms that it has now filed the information required to be filed in a Form 8-K, Item 4.02 with regard to the referenced restatement in its recently filed 10QSB (rather than in a separate 8K). It had felt that as these issues were still under examination that it would be preferable to file this and confirm the restatement upon completion of this review and the filing of the amended Forms 10-K and 10-Qs. The delay in filing was so that the restatements could be confirmed in this process and filed simultaneously with the annual and quarterly reports. Nonetheless, per your comment and consistent with SEC rules on filing such information when available to be filed in a 10QSB, the information has now been made available through a filing.

If you have any questions regarding this comment letter, please feel free to contact me at
702-312-6255.

Sincerely,
CANE CLARK LLP

/s/ Kyleen Cane
Kyleen Cane

5

Smith
          &
       Company
A Professional Corporation of Certified Public Accountants
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Daviskin, Inc. (formerly MW Medical, Inc.)
(A Development Stage Company)

We have audited the accompanying consolidated balance sheet of Daviskin, Inc. (formerly MW Medical, Inc.) (a Nevada development stage corporation) as of December 31, 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2004, and for the period of March 21, 2004 (date of inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Daviskin, Inc. (Formerly MW Medical, Inc.) (a development stage company) as of December 31, 2004, and the results of its operations, changes in stockholders' equity, and its cash flows for the year ended December 31, 2004, and for the period of March 21, 2004 (date of inception) to December 31, 2004 in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company currently has cash flow constraints, an accumulated deficit and has no operations. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 8, an error involving a misclassification of notes payable, an error involving a misclassification of an equity item, and an error resulting in overstatements of previously reported general and administrative expenses for the year ended December 31, 2004 were discovered during the current year. Accordingly, the 2004 balance sheet, statement of stockholders’ equity, statement of cash flows, and statement of operations have been restated to correct the errors.

/s/ Smith & Company
CERTIFIED PUBLIC ACCOUNTANTS

Salt Lake City, Utah
April 14, 2005, except Note 8
Which is dated September 2, 2005

4764 South 900 East, Suite 1 • Salt Lake City, Utah 84117-4977
Telephone: (801) 281-4700 • Facsimile: (801) 281-4701
E-mail: smithcocpa@earthlink.net
Members: American Institute of Certified Public Accountants • Utah Association of Certified Public Accountants

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)
CONSOLIDATED BALANCE SHEET
December 31, 2004

ASSETS
Current Assets
Cash	$506,131
Certificate of deposit	312,952
Prepaid expenses (Note 3)	9,375
TOTAL CURRENT ASSETS	828,458

Fixed assets, net of accumulated depreciation of $3,409	35,703
Other Assets
Deposits	3,700
TOTAL ASSETS	$867,861
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$39,160
Short term note payable (Note 4)	10,500
Notes payable - related parties (Note 5)	210,000
TOTAL CURRENT LIABILITIES	259,660
Stockholders’ Equity
Preferred stock; $.001 par value; 10,000,000 shares authorized,
and no shares issued and outstanding	0
Common stock; $.001 par value; 90,000,000 shares authorized,
10,713,360 shares issued and outstanding	10,713
Additional paid-in capital	2,504,063
Prepaid Consulting Expense	(114,584)
Stock subscriptions receivable	(8,200)
Accumulated deficit during development stage	(1,783,791)
TOTAL STOCKHOLDERS’ EQUITY	608,201
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$867,861

See Accompanying Notes to Consolidated Financial Statements.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31, 2004	For the Period from March 21, 2004 Date of inception through December 31, 2004
Revenues	$0	$0
Cost of revenues	0	0
Gross Profit (Loss)	0	0
Operating expenses
Selling, general and administrative	821,255	821,255
Depreciation	3,409	3,409
Consulting fees	705,840	705,840
Professional fees	50,432	50,432
	1,580,936	1,580,936
(Loss) From Operations	(1,580,936)	(1,580,936)
Other income (expenses)	(10,000)	(10,000)
Interest expenses
Interest income	5,198	5,198
	(4,802)	(4,802)
NET(LOSS)	$(1,585,738)	$(1,585,738)
Basic and diluted (loss) per common share	$(.15)	$(.15)
Basic and diluted weighted average common
shares outstanding	10,521,806	10,521,806

See Accompanying Notes to Consolidated Financial Statements.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM MARCH 21, 2004 TO DECEMBER 31, 2004

								Accumulated
					Stock	Prepaid	Additional	Deficit During	Total
	Preferred Stock		Common Stock		Subscription	Consulting	Paid In	Development	Stockholders
	Shares	Amount	Shares	Amount	Receivable	Expense	Capital	Stage	Equity
Balance, 3/21/04
(Date of Inception)	0	$0	0	$0	$0	$0	$0	$0	$0
Issuance of common
stock to founders,
$.001 per share	0	0	8,200,000	8,200	(8,200)	0	0	0	0
Issuances of common
stock, weighted
average price of $.50
per share	0	0	1,545,634	1,546	0	0	763,802	0	765,348
Issuance of common
stock related to
acquisition of
MW Medical, Inc.	0	0	642,729	642	0	0	0	(198,053)	(197,411)
Issuance of common
stock related to
consulting services	0	0	325,000	325	0	0	162,175	0	162,500
Prepaid consulting expense
related to stock issuances	0	0	0	0	0	(114,584)	0	0	(114,584)
Stock options issued
to outside parties	0	0	0	0	0	0	1,578,086	0	1,578,086
Net loss	0	0	0	0	0	0	0	(1,585,738)	(1,585,738)

Balance, 12/31/2004	0	$0	10,713,363	$10,713	$(8,200)	$(114,584)	$2,504,063	$(1,783,791)	$608,201

See Accompanying Notes to Consolidated Financial Statements.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Period from March 21, 2004 Date of inception through December 31, 2004
OPERATING ACTIVITIES
Net (loss)	$(1,585,738)
Adjustments to reconcile net (loss) to net
cash used in operating activities:
Stock-based compensation and expenses	940,392
Depreciation and amortization	3,409
Accrued interest	10,000
Changed in operating assets and liabilities:
Certificate of deposit	(312,952)
Prepaid expenses	(13,075)
Accounts payable	39,160
Net Cash (Used) By
Operating Activities	(918,804)
INVESTING ACTIVITIES
Purchase of fixed assets	(39,112)
Net Cash (Used) By
Investing Activities	(39,112)
FINANCING ACTIVITIES
Proceeds from short term notes payable	10,500
Proceeds from note payable related party	200,000
Proceeds from stock issuances	1,253,548
Net Cash Provided by
Financing Activities	1,464,048
Net change in cash and cash equivalents	506,132
Cash beginning of period	0
Cash end of period	$506,132
NONCASH ACTIVITIES
Issuance of common stock related to prepaid
consulting fees	$162,500

See Accompanying Notes to Consolidated Financial Statements.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

Description of business - Davi Skin, Inc., formerly MW Medical, Inc., (referred to as the “Company”) is involved in the establishment and development of an all natural grape-based skin care line.

History -On June 21, 2004, the Company completed and closed a Plan of Merger and Reorganization Agreement (“Merger Transaction”) with Davi Skin, Inc. (“Davi”), a privately owned company, whereby both parties agreed that a subsidiary of the Company would merge into and with Davi and become a wholly owned subsidiary of the Company. As consideration for this merger transaction, the Company issued 9,768,327 shares of its common stock in exchange for all the outstanding common stock of Davi on a one-for-one share exchange basis. The Agreement further provided that the  Company’s officers and directors were to resign and the board of directors of Davi would become the board of directors for the Company. This transaction has been accounted for as a recapitalization or reverse merger whereby Davi would be considered the accounting acquirer, and the accounting history of the acquirer would be carried forward as the history for the Company and no goodwill would be recorded. Accordingly, the accompanying financial statements reflect the history of Davi from its date incorporation of March 21, 2004 (incorporated in the State of Nevada). Prior to the merger transaction, the Company had 645,033 shares of its common stock outstanding, $1,922 in accounts payable, $200,000 in a note payable to a related party and no assets.

Development stage company - The accompanying financial statements have been prepared in accordance with the Statement of Financial Accounting Standards No. 7 “Accounting and Reporting by Development-Stage Enterprises”. A development-stage enterprise is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenue therefrom.

Going concern - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative net losses of $2,049,175 since its inception and may require additional capital for its operational activities. The Company’s ability to raise additional capital through the future issuances of the common stock is unknown. Obtaining additional financing and attaining profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

Management feels that the cash flows generated from private placement memorandum offerings of its common stock with provide enough working capital to sustain the Company until it becomes a fully operating entity.

Definition of fiscal year - The Company’s fiscal year end is December 31.

Use of estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Revenues are recognized when products are sold and/or delivered. Costs and expenses are recognized during the period in which they are incurred.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES (continued)

Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 3 to 10 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related un-discounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Fair value of financial instruments -Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosure About Fair Value of Financial Instruments”, requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The carrying amounts and estimated fair values of the Company’s financial instruments approximate their fair value due to their short-term nature.

Earnings (loss) per share - Basic earnings (loss) per share exclude any dilutive effects of options, warrants and convertible securities. Basic earnings (loss) per share is computed using the weighted-average number of outstanding common shares during the applicable period. Diluted earnings (loss) per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Stock options representing 398,800 common shares were excluded from the computation because the effect was antidilutive. Stock options are antidilutive when the results from operations are a net loss, as is the case for the year ended December 31, 2004, or when the exercise price of the options is greater than the average market price of the common stock for the period.

Research and Development - The Company expenses research and development costs as incurred. These costs totaled $10,625 for the year ended December 31, 2004.

Income taxes - The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2004, the Company has available net operating loss carryovers of approximately $3,635,651 that will expire in various periods through 2024. Such losses may not be fully deductible due to the significant amounts of non-cash service costs. The Company has established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES (continued)

Comprehensive income (loss) - The Company has no components of other comprehensive income. Accordingly, net loss equals comprehensive loss for all periods.

Advertising costs - Advertising costs incurred in the normal course of operations are expensed as incurred. No advertising costs have been incurred from March 21, 2004 (date of inception) through December 31, 2004.

Stock-based compensation- The Company applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees, and Related Interpretations,” in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds the exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model. For the period from March 21, 2004 (date of inception) through December 31, 2004, there were no stock options and/or warrants granted to employees.

In order to determine compensation on options issued to consultants, as well as fair value disclosures for employees options, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Company estimates the requisite service period used in the Black-Scholes calculation based on an analysis of vesting and exercisability conditions, explicit, implicit, and/or derived service periods, and the probability of the satisfaction of any performance or service conditions. The Company also considers whether the requisite service has been rendered when recognizing compensation costs. The Company does not consider market conditions to be vesting conditions and an award is not deemed to be forfeited solely because a market condition is not satisfied.

In December 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to begin transition to that method.

Recent pronouncements -In September 2004,. The Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue 04-08. “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”, which requires the inclusion of shares related to contingently convertible debt instruments for computing diluted earnings per share using the if-converted method, regardless of whether the market parice contingency has been met. EIFT 04-08 will be effective for all periods ending after December 15, 2004 and includes retroactive adjustment to historically reported diluted earnings per share. The adoption of EITF Issue No. 04-08 does not currently have an impact on the Company’s operating results or financial position.

In November2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs, and amendment of Accounting Research Board No. 43, Chapter 4.” SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS No. 151 are effective for fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a significant impact on the Company’s operating results or financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets”, which eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 does not currently have an impact on the Company’s operating results or financial position.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard replaces SFAS No. 123 and supersedes APB Opinion No. 25, “Accounting for Stock-based Compensation.” This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under APB Opinion No. 25. SFAS No. 123(R) will be effective for interim or annual reporting periods beginning on or after June 15, 2005. The Company previously adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” in the second quarter of 2003, and restated prior periods at that time. Accordingly, the Company is unable to determine at this time the impact of SFAS No. 123(R) will have on its balance sheet or income statements.

2.  FIXED ASSETS.

Fixed assets consist of the following as of December 31, 2004:

Furniture and fixtures	$22,202
Computer equipment	16,910
39,112
Less: accumulated Depreciation	3,409
Fixed assets, net	$35,703

3.	PREPAID EXPENSES.

During 2004, the Company contracted with a formulator to develop skin care products. As part of the contract, the formulator received a prepayment of $20,000. Based on expected completion dates for the formulas, the Company determined that $10,625 had been used at the end of the year, resulting in a remaining overpayment of $9,375.

4.    SHORT TERM NOTE PAYABLE

During the year, the Company entered into an agreement to purchase furniture in anticipation of relocating its offices. The total principal of $10,500 is due in May 2005. The note carries a 0% interest rate.

5.	NOTE PAYABLE - RELATED PARTIES

The Company owes $200,000 to the former President of MW Medical. The note was due December 31, 2004 and carries an interest rate of 10% per annum. Accordingly, interest of $10,000 has been recorded.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.          CAPITAL STOCK TRANSACTIONS.

Preferred stock - The authorized preferred stock is 10,000,000 shares at $0.001 par value. As of December 31, 2004, there were no preferred shares issued or outstanding.

Common stock - The authorized common stock is 90,000,000 shares at $0.001 par value. On March 21, 2004, the Company issued 8,200,000 shares of its common stock to its founders at $0.001 per share in consideration for stock subscriptions receivable totaling $8,200. In April 2004, the Company issued 1,545,634 shares of its common stock to 55 individuals through a private placement memorandum at a weighted average cost of $0.50 per share in consideration of cash totaling $765,348.

In June, the Company entered into consulting agreements in which it agreed to issue 325,000 shares of common stock to three individuals. 50,000 shares were issued after the consulting services were performed. Those shares were valued at $25,000 and were expensed as incurred. The two remaining contracts required consulting services to be performed over a three year period. The 275,000 shares associated with these contracts were issued prior to the performance of the required services and were valued at $137,500. The valuation was based on a number of factors, including: (a) the fact that there was little or no volume on the companies stock at the time of the agreements; (b) the shares as issued were restricted and thus not tradable; (c) the company had just done a 500 to one reverse stock split and thus the price in the market was not reliable; (d) the Company was not operational at that time and had just completed a reverse acquisition; (e) at about the same time, the Company had been selling restricted shares in a private exempt offering at 50 cents per share and had been issuing options at the same price. The contracts for the 275,000 shares will be amortized over the three year term of these agreements. Since the contracts were compensated through the issuance of common stock, the prepaid portion of the consulting expense has been recorded as a contra-equity account. The services were valued at $162,500. At December 31, 2004, $ 47,916 has been used and expensed as consulting and professional fees.

As discussed in Note 1, the Company had completed the Merger Transaction on June 21, 2004. As a result, the outstanding common stock of the Company prior to the Merger Transaction totaling 667,726 shares has been accounted for as if such shares were issued since this transaction and has been accounted as a quasi-reorganization or reverse-merger.

7.	COMMON STOCK OPTIONS

The Board of Directors administers the Company’s stock option plan which provides fro the granting of rights to purchase shares to the Company’s directors (including nonemployee directors), executive officers, key employees, and outside consultants. As of December 31, 2004, all options issued under this plan were issue to non-employee outside consultants. No options have been issued to employees. The Board of Directors sets the vesting period and exercise price on a per issuance basis as determined by the purpose of the individual issuance.

During the year, the Company issued common stock options to non-employee outside consultants. The Company issued 415,000 options with an exercise price of $.50 and 20,000 options with an exercise price of $1.00. Using the Black-Scholes option pricing model, the fair value of the options was determined to be $1,081,092. During the process determining the fair value of the options granted, the Company also took into consideration the vesting and exerciseability conditions, the service period, and the probability that performance or service conditions will be satisfied. The results of this consideration are reflected in the assumptions used in the Black-Scholes option pricing model as set forth below.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table summarized stock option activity for the option plan:

	Options issued to non-employees at $.50	Options issued to non-employees at $1.00
Number of options granted	415,000	20,000
Grant date	July 30, 2004	August 26, 2004
Vesting period for options granted	0 Days	0 Days
Assumptions used to calculate expense using the
Black-Scholes Option Pricing Model:
Stock price at grant date	$3.00	$3.00
Exercise price	$.50	$1.00
Expected life of option	6 months	6 months
Annualized Volatility	105.0%	105.0%
Annual rate of quarterly dividends	0.0%	0.0%
Discount Rate-Bond Equivalent Yield	1.74%	1.74%

8.        CORRECTION OF ERRORS

On the Statement of Cash Flows, the Company erroneously listed changes in notes payable as an operating activity instead of a financing activity. Corrections have been made to properly present this item.

The Company erroneously recorded prepaid consulting expense as an expense when it should have been amortized over the life of the contract. Corrections have been made to properly classify the unamortized portion of the contract as an equity item, since stock was issued as consideration for the contract, and remove the unamortized portion of the contract from the statement of operations.

The Company erroneously recorded an accumulated deficit in stockholders’ equity as a reduction to additional paid in capital. Corrections have been made to properly classify the accumulated deficit.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development State Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Davi Skin, Inc. ("Company") have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the Form 10-KSB of the Company for the year ended December 31, 2004.

The interim financial statements present the balance sheet, statements of operations, stockholders' equity and cash flows of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The interim financial information is unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position as of June 30, 2005 and the results of operations, stockholders' equity and cash flows presented herein have been included in the financial statements. Interim results are not necessarily indicative of results of operations for the full year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

Description of business. Davi Skin, Inc., formerly MW Medical, Inc., (referred to as the “Company”) is involved in the establishment and development of an all natural grape-based skin care line.

History. On June 21, 2004, the Company completed and closed a Plan of Merger and Reorganization Agreement (“Merger Transaction”) with Davi Skin, Inc. (“Davi”), a privately owned company, whereby both parties agreed that a subsidiary of the Company would merge into and with Davi and become a wholly owned subsidiary of the Company. As consideration for this merger transaction, the Company issued 9,768,327 shares of its common stock in exchange for all the outstanding common stock of Davi on a one-for-one share exchange basis. The Agreement further provided for Company’s officers and directors were to resign and the board of directors of Davi would become the board of directors for the Company. This transaction has been accounted for as a recapitalization or reverse merger whereby Davi would be considered the accounting acquirer, and the accounting history of the acquirer would be carried forward as the history for the Company and no goodwill would be recorded. Accordingly, the accompanying financial statements reflect the history of Davi from its date incorporation of March 21, 2004 (incorporated in the State of Nevada). Prior to the merger transaction, the Company had 645,033 shares of its common stock outstanding, $1,922 in accounts payable, $200,000 in a note payable to a related party and no assets.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development State Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(continued)

2.     DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES
(continued)

Development stage company. The accompanying financial statements have been prepared in accordance with the Statement of Financial Accounting Standards No. 7 “Accounting and Reporting by Development-Stage Enterprises”. A development-stage enterprise is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenue there from.

Going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative net losses of $4,201,978 since its inception and may require additional capital for its operational activities. The Company’s ability to raise additional capital through the future issuances of the common stock is unknown. Obtaining additional financing and attaining profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

Definition of fiscal year. The Company’s fiscal year end is December 31.

Use of estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition. Revenues are recognized when services are rendered and/or delivered. Costs and expenses are recognized during the period in which they are incurred.

Cash and Cash Equivalents. The Company considers all highly liquid short-term investments, with original maturities of three months or less, to be cash equivalents. Such cash equivalents generally are part of the Company’s cash management activities rather than part of its operating, investing, and financing activities. Changes in the market value of cash equivalents result in gains or losses that are recognized in the income statement in the period in which they occur.

Fixed assets. Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 3 to 10 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development State Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(continued)

2.  DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES
 (continued)

Fixed Assets (continued)
The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related un-discounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Fair value of financial instruments .Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosure About Fair Value of Financial Instruments”, requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The carrying amounts and estimated fair values of the Company’s financial instruments approximate their fair value due to their short-term nature.

Earnings (loss) per share - Basic earnings (loss) per share exclude any dilutive effects of options, warrants and convertible securities. Basic earnings (loss) per share is computed using the weighted-average number of outstanding common shares during the applicable period. Diluted earnings (loss) per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common stock equivalent shares are excluded from the computation if their effect is antidilutive. Stock options representing 398,800 common shares were excluded from the computation because the effect was antidilutive. Stock option are antidilutive when the results from operations are a net loss, as is the case for the for the period ended March 31, 2005 and from inception to March 31, 2005, or when the exercise price of the options is greater than the average market price of the common stock for the period.

Income taxes. The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2004, the Company has available net operating loss carryovers of approximately $4,000,000 that will expire in various periods through 2024. Such losses may not be fully deductible due to the significant amounts of non-cash service costs. The Company has established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.

Comprehensive income (loss). The Company has no components of other comprehensive income. Accordingly, net loss equals comprehensive loss for all periods.

Advertising costs. Advertising costs incurred in the normal course of operations are expensed as incurred. No advertising costs have been incurred from March 21, 2004 (date of inception) through June 30, 2005.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development State Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(continued)

2.  DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES
 (continued)

Stock-based compensation - The Company applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees, and Related Interpretations,” in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds the exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model. For the period from March 21, 2004 (date of inception) through March 31, 2005, there were no stock options and/or warrants granted to employees.

In order to determine compensation on options issued to consultants, as well as fair value disclosures for employee’s options, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Company estimates the requisite service period used in the Black-Scholes calculation based on an analysis of vesting and exercisability conditions, explicit, implicit, and/or derived service periods, and the probability of the satisfaction of any performance or service conditions. The Company also considers whether the requisite service has been rendered when recognizing compensation costs. The Company does not consider market conditions to be vesting conditions and an award is not deemed to be forfeited solely because a market condition is not satisfied.

In December 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to begin transition to that method.

3.     RELATED PARTY TRANSACTIONS

The Company owes $200,000 to the former President of MW Medical. The note was originally due December 31, 2004 and carries an interest rate of 10% per annum. Accordingly, interest of $20,000 has been recorded. The creditor has agreed to extend the due date of the note until December 31, 2005.

4.     STOCK ACTIVITY

During the quarter, the Company sold equity securities through two separate offerings without registration under the Securities Act of 1933. Some shares purchased through the offerings were not issued until July 2005, however, proceeds from the sales were received prior to June 30, 2005. Consequently, at June 30, 2005, the Company has booked a liability of $105,500 pending the stock issuance. All of the stock purchased was subsequently issued in July, 2005.

5.     EQUITY SECURITIES OFFERINGS

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development State Company)

On January 1, 2005, the Company commenced two separate equity securities offerings. The first offering (“offering one”) is targeted to Non-United States investors and the second offering (“offering two”) is targeted to domestic investors. Both offerings allow the investor to purchase one unit, consisting of two shares of common stock and one warrant to purchase one share of common stock at $4.50, exercisable for 24 months. The purchase price of each unit is $6.00. The market price of the Company’s common stock on the date of offering was $5.25. There is no vesting period for the warrants; however, they are only exercisable for 24 months after the date of purchase. During the quarter ended June 30, 2005, 25,000 units were sold from offering one and 52,700 units were sold from offering two. As of June 30, 2005, a total of 198,947 and 199,451 units have been sold from offering one and offering two, respectively.

DAVI SKIN, INC.
(formerly MW Medical, Inc.)
(A Developmental Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY
FOR THE PERIOD FROM MARCH 24, 2004 TO JUNE 30, 2005
								Accumulated
					Stock	Prepaid	Additional	Deficit During	Total
	Preferred Stock		Common Stock		Subscription	Consulting	Paid In	Development	Stockholders
	Shares	Amount	Shares	Amount	Receivable	Expense	Capital	Stage	Equity
Balance, 3/21/04
(Date of Inception)	0	$0	0	$0	$0	$0	$0	$0	$0
Issuance of common
stock to founders,
$.001 per share	0	0	8,200,000	8,200	(8,200)	0	0	0	0
Issuances of common
stock, weighted
average price of $.50
per share	0	0	1,545,634	1,546	0	0	763,802	0	765,348
Issuance of common
stock related to
acquisition of
MW Medical, Inc.	0	0	642,729	642	0	0	0	(198,053)	(197,411)
Issuance of common
stock related to
consulting services	0	0	325,000	325	0	0	162,175	0	162,500
Prepaid consulting expense
related to stock issuances	0	0	0	0	0	(114,584)	0	0	(114,584)
Stock options issued
to outside parties	0	0	0	0	0	0	1,578,086	0	1,578,086
Net loss	0	0	0	0	0	0	0	(1,585,738)	(1,585,738)

Balance, 12/31/2004	0	$0	10,713,363	$10,713	$(8,200)	$(114,584)	$2,504,063	$(1,783,791)	$608,201

Issuance of shares
resulting from options
exercised at $2 per share	0	0	5,000	5	0	0	9,995	0	10,000
Issuances of Reg. S shares
sold in private placement
offering at $3 per share,
net of finder's fee
of $95,369	0	0	347,895	348	0	0	947,968	0	948,316
Issuances of Reg. D shares
sold in private placement
offering at $3 per share	0	0	285,166	285	0	0	855,213	0	855,498
Issuances of Reg. S shares
sold in private placement

offering at $3 per share
net of finder's fee
of $13,500	0	0	45,000	45	0	0	121,455	0	121,500
Issuances of Reg. D shares
sold in private placement
offering at $3 per share	0	0	61,032	61	0	0	183,035	0	183,096
Issuance of shares
resulting from options
exercised at $.75 per share	0	0	20,000	20	0	0	14,980	0	15,000
Change in Stock Subscriptions
receivable	0	0	0	0	1,700	0	(1,700)	0	0
Used portion of prepaid
consulting fees expensed
during during the six months
ended June 30, 2005	0	0	0	0	0	22,916	0	0	22,916
Net Loss for the six months
ended June 30, 2005	0	0	0	0	0	0	0	(589,243)	(589,243)

Balance 6/30/05	0	$0	11,477,456	$11,477	$(6,500)	$(91,668)	$4,635,009	$(2,373,034)	$2,175,284
						Should Be	4,277,027		1,817,302
						Difference	357,982		357,982